

**UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549**

August 24, 2010

Via U.S. Mail and Facsimile

Maria L. Bouvette
President and CEO
Porter Bancorp, Inc.
2500 Eastpoint Parkway
Louisville, KY 40223

> **Re: Porter Bancorp, Inc.**
> **Preliminary Proxy Statement on Schedule 14A**
> **Filed July 29, 2010**
> **File No. 001-33033**

Dear Ms. Bouvette:

        We have completed our review of your filing and do not have any further comments at this time.

                                          Sincerely,

                                          Matt S. McNair
                                          Attorney-Adviser

cc: Alan K. MacDonald
            Frost Brown Todd LLC